

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 19, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 3.125% Global Notes due 2032 of Suzano Austria GmbH, guaranteed by Suzano S.A., under the Exchange Act of 1934.

Sincerely,

Ben Sawyer